PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 11

COMPUTATION OF PER SHARE EARNINGS
(Unaudited; $ in millions except per share data)

	Three Months Ended
	March 31,
	2005	2004
Net income	$386.7	185.7
Preferred stock dividends	(3.4)	(3.4)

Net income applicable to common shares	$383.3	182.3

Basic:
Average number of common shares outstanding	95.7	91.7
Diluted:
Average number of common shares outstanding	95.7	91.7
Common stock equivalents — stock options	0.6	1.6
Common stock equivalents — restricted stock	0.4	0.4
Conversion of mandatory convertible preferred shares	4.2	4.2

Diluted average number of common shares outstanding	100.9	97.9

Basic earnings (loss) per share	$4.00	1.99

Diluted earnings (loss) per share	$3.83	1.90